HESKETT & HESKETT

ATTORNEYS AT LAW

JOHN HESKETT               2401 NOWATA PLACE, SUITE A  TELEPHONE  (918) 336-1773

JACOB HESKETTBARTLESVILLE, OKLAHOMA 74003  FACSIMILE  (918) 336-3152

-------------------------------------------  Email: info@hesklaw.com

JACK HESKETT (1932 - 2005)

BILL HESKETT (1933 - 1993)

October 14, 2021

Division of Corporate Finance

Office of Technology

United States Securities

and Exchange Commission

Re:Victoria Lake, Inc.

Amended Registration Statement on Form 10-12G

Filed on September 24, 2021

File No. 000-56316

Dear sir or madam:

I am counsel for Victoria Lake, Inc. and am in receipt of your letter dated October 8, 2021, regarding the referenced filings. The Company’s responses to your questions are as follows:

Amended Registration Statement on Form 10-12g filed September 24, 2021

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 21

1.We partially reissue comment 1. Please provide the information required by Item 403 of Regulation S-K for common stock. The disclosure in this section currently only provides the disclosure regarding preferred stock. The risk factor on page 8 states your two principal shareholders hold 32% of the common stock outstanding.

Response: We have corrected the typo reference to common on page 8 to correctly state preferred.

Item 5. Directors and Executive Officers, page 23

2.We partially reissue comment 2. For each prior blank check company, please disclose the nature and dollar amount of any consideration received, the amount of any retained equity interest.

Response: We have amended the referenced to include the amounts requested. In regard to Allied Venture Holding Corp, Mr. Petersen does not recall the amount of consideration received, other that the fact he was paid in US currency.

Item 10. Recent Sales of Unregistered Securities, page 26

1.We reissue comment 4. Please revise to provide the disclosure required by Item 701 of Regulation S-K for the issuance of securities in the domiciliary merger and the holding company parent/subsidiary formation, as referenced in footnote 1 to the financial statements, including the facts supporting your reliance upon the exemption relied upon. In addition, we note that the series L preferred stock was issued to Mr. Peterson, but then the cancellation references Messrs. Peterson and Holmes. In addition, we note that the disclosure in this section referred to Mr. Peterson's voting control as 92%, which differs from the beneficial ownership disclosure. Please clarify the transaction(s) by which such control was reduced.

Response: the exemption for the issuance of shares in connection with the domiciliary merger and the parent/subsidiary formation has been included. In regard to the refence of 92%, that was the total voting right of the 2,000 shares of the L Series Preferred Stock prior to their cancellation and issuance of the Series B Preferred Shares that now constitutes the 64% control held by Mr. Petersen and Mr. Holmes respectively. That Section has been amended to clarify.

The foregoing information is deemed to be Company’s complete response to your inquiries of October 8, 2021.  In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jacob Heskett

Jacob Heskett